Q3 FY15 MANAGEMENT PRESENTATION 20 February 2015 Exhibit 99.4

PAGE
DISCLAIMER
This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation
Reform Act of 1995.
Examples of forward-looking statements include:
2
• statements about the company’s future performance;
• projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
• expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven
Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

PAGE
DISCLAIMER (continued)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,”
“may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control.
Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk
Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in
AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products;
reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the
Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.
3

PAGE
AGENDA
• Overview and Operating Review – Louis Gries, CEO
• Financial Review – Matt Marsh, CFO
• Questions and Answers
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document. The company presents financial measures that it believes are customarily used by its
Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”,
“Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”,
“Adjusted effective tax rate on earnings”, “Adjusted EBITDA”, and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the third quarter and nine months of the current fiscal year versus the third quarter and nine months of the prior fiscal year.
4

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

PAGE
• Group net sales increased 10% and 11% for the quarter and nine months, respectively, compared to pcp¹
• Group adjusted net operating profit increased 11% for the quarter and 8% for the nine months compared to pcp¹
• Higher volumes across our USA and Europe and Asia Pacific Fiber Cement segments
• Higher net sales price across our USA Fiber Cement segment
• We are yet to see the anticipated accelerated growth in the US residential housing market
• Continuing to invest in high-return organic growth by:
• Investing in capacity expansion across our US and Australian businesses
• Investing in organizational capability
• We continue to expect our full year USA and Europe Fiber Cement segment EBIT margin to remain within our target range of 20% to 25%
KEY THEMES
6
1   Prior corresponding period(s)

PAGE
GROUP OVERVIEW
7
1   Dividends declared per share
Q3'15 Q3'14 Change
9 Months
FY15
9 Months
FY14
Change
Adjusted EBIT (US$ millions) 66.9 55.2 21% 223.2 195.4 14%
Adjusted EBIT Margin % 17.2 15.6 1.6 pts 17.9 17.5 0.4 pts
Adjusted Net Operating Profit 48.6 43.7 11% 164.1 152.0 8%
Net operating cash flow 104.1 254.7 (59)%
Adjusted Diluted EPS (US  cents) 11 10 37 34
Ordinary dividends per share
1
(US cents)
8 8
Three and Nine Months Ended 31 December

PAGE
USA AND EUROPE FIBER CEMENT 3
rd
QUARTER SUMMARY
8
• Higher volume driven by market penetration and
modest repair and remodel growth
• Slight US housing market growth
• Higher production costs primarily due to higher
input costs. Plants continuing to run well and on
a positive trend compared to 1H’15
• Continuing to invest in organizational capability
3 Quarter Results
Net Sales Up 12% to US$294.5 million
Sales
Volume
Up 10% to 426.9 mmsf
Average
Price
Up 2% to US$675 per msf
EBIT Up 20% to US$63.5 million
EBIT Margin Up 140 bps to 21.6%
Nine Months Result
Net Sales Up 13% to US$951.4 million
Sales
Volume
Up 9% to 1,375.6 mmsf
Average
Price
Up 4% to US$678 per msf
EBIT Up 15% to US$206.3 million
EBIT Margin Up 30 bps to 21.7%
• Higher volume driven by market penetration and
modest repair and remodel growth
• Modest / flat growth in U.S. residential construction
• Higher production costs due to higher input costs
driven by market prices, and 1H’15 plant inefficiencies
• Continuing to invest in organizational capability
rd

EBIT US$M
EBIT Margin

[1] *Excludes asset impairment charges of US$14.3 million in 4th quarter FY12, US$5.8 million in 3rd quarter FY13 and US$11.1 million in 4th quarter FY13*

James Hardie

PAGE 0 5 10 15 20 25 30 35 0 10 20 30 40 50 60 70 80 FY09 FY10 FY11 FY12 FY13 FY14 FY15 Quarterly EBIT and EBIT Margin 1 EBIT EBIT Margin USA AND EUROPE FIBER CEMENT 9

JH Volume (mmsf), Starts (000s Units)
Revenue (US$M)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14

James Hardie

PAGE
Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau
USA FIBER CEMENT
10
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$1,100
$1,200
$1,300
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
Top Line Growth
JH Volume Housing Starts JH Revenue

PAGE USA AND EUROPE FIBER CEMENT 11 558 588 597 609 632 648 642 626 652 678 550 590 630 670 710 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 YTD FY15 Average Net Sales Price

PAGE
12
• Favorable conditions in addressable markets
• Higher volume and sales in AUS, NZ, and Philippines
• Higher production costs:  primarily due to higher input costs, driven by the depreciating A$ on the price of pulp.
• EBIT in local currency grew 20% compare to pcp
• EBIT in local currency grew 6% excluding land related
purchases
• 3Q15 includes A$3.1 million benefit related to Rosehill
land purchase
3   Quarter Results
Net Sales Up 4% to US$93.9 million
Sales Volume Up 16% to 116.8 mmsf
Average Price Down 4% to A$929 per msf
EBIT
1
Up 10% to US$23.5 million
A$ EBIT
1
Up 20% to A$27.4 million
EBIT Margin
1
Up 150 bps to 25.0%
Nine Months Result
Net Sales Up 6% to US$294.2 million
Sales Volume Up 10% to 342.2 mmsf
Average Price FLAT At  A$940 per msf
EBIT
1
Up 8% to US$69.9 million
A$ EBIT
1
Up 14% to A$77.3 million
EBIT Margin
1
Up 60 bps to 23.8%
• Favorable conditions in addressable markets
• Higher volume and sales in AUS, NZ, and Philippines
• EBIT in local currency grew 14% compared to pcp
• EBIT in local currency grew 13% excluding land related
purchase benefits at Rosehill (3Q15) and Carole Park
(1Q14)
• Higher production costs due to higher input costs and plant inefficiencies that were largely recorded in 1H’15
ASIA PACIFIC FIBER CEMENT 3
rd
QUARTER SUMMARY
1 Excluding New Zealand Weathertightness claims
rd

PAGE
FY15 GLOBAL CAPEX SPEND AND KEY PROJECTS
13
Project Description
Nine Months FY15
Spend
Plant City, Florida - 4
th
sheet machine and ancillary facilities US$38.5 million
Cleburne, Texas - 3
rd
sheet machine and ancillary facilities US$19.9 million
Carole Park, Queensland - Capacity expansion project US$30.5 million
Tacoma, Washington - Land and buildings US$27.9 million
Rosehill, New South Wales - Land and buildings
US$37.5 million
Total capacity expansion spend US$154.3 million

PAGE
USA and Europe Fiber Cement Outlook
• The Company expects our performance in the fourth quarter of fiscal 2015 to be consistent with our results for the first nine months of fiscal 2015
• However, there is uncertainty due to the continued variability in the short term economic outlook, housing activity and changes in the prices of our raw material inputs
Asia Pacific Fiber Cement Outlook
• Our expectation is that net sales across our Asia Pacific businesses will continue to deliver improved results in line with growth in the local housing markets of the regions in which we operate
FY2015 Guidance
• Management expects full year Adjusted net operating profit to be between US$210 million and
US$222 million assuming, among other things, housing industry conditions in the United States continuing to improve and that an exchange rate at or near current levels is applicable for the remainder of the fiscal year
FY2015 OUTLOOK AND GUIDANCE
14
1 Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods

FINANCIAL REVIEW Matt Marsh, CFO

PAGE
GROUP RESULTS
• Earnings impacted by:
• Higher sales volumes across all business units
• Higher average sales prices across the USA and Europe Fiber Cement segment
• Higher input costs for both the quarter and nine months
• Higher production costs for the nine months across our network, partially mitigated during the current quarter
• Higher organizational
spend,
primarily due to higher compensation expenses, an increase in discretionary expenses and higher realized losses on foreign currency transactions caused by the strengthening of the US dollar during the quarter and nine months
• Decrease in net operating cash flow to US$104.1 million for the nine months compared to US$254.7 million in the prior corresponding period
• Continued capital expenditure on key production capacity projects across our business units
16

PAGE
US$ Millions  Q3 '15 Q3 '14 % Change
Net sales  388.4 353.2 10
Gross profit  135.2 121.5 11
SG&A expenses  (56.0) (53.8) (4)
Research & development expenses  (7.7) (8.7) 11
Asbestos adjustments  54.9 35.8 53
EBIT  126.4 94.8 33
Net interest expense (1.5) (0.4)
Other income  (0.2) 1.2
Income tax expense (17.2) (3.4)
Net operating profit 107.5 92.2 17
Three Months Ended 31 December
Summary
Net sales increased 10%, favorably impacted by:
• Higher sales volumes; and
• Higher average net sales price in the USA and Europe Fiber
Cement segment
Gross profit margin increased 40 bps impacted by:
• Higher average net sales price in the USA and Europe Fiber
Cement segment
• Partially offset  primarily by higher market prices for raw materials
SG&A expenses increased primarily due to:
• Higher compensation and discretionary expenses
• Higher realized losses on foreign currency transactions caused by the strengthening of the US dollar
Between EBIT and net operating profit:
• Interest expense increased related to our debt position
• Income tax expense increased on account of higher earnings and a non-recurring favorable tax adjustment of US$10.7 million in the prior period relating to a final receipt from the ATO
RESULTS FOR THE 3
rd
QUARTER
17

PAGE
US$ Millions  Q3 '15 Q3 '14 % Change
Net operating profit 107.5 92.2 17
Asbestos:
Asbestos adjustments  (54.9) (35.8) (53)
Other asbestos
1
0.1 (0.2)
New Zealand weathertightness claims (5.2) (4.2) (24)
Tax adjustments 1.1 (8.3)
Adjusted net operating profit 48.6 43.7 11
Three Months Ended 31 December
1   Includes AICF SG&A expenses and AICF interest income, net
RESULTS FOR THE 3
rd
QUARTER (continued)
18
Summary
Asbestos adjustments were due to:
• 7% change in the AUD / USD exchange rate from beginning to ending balance sheet date for the period compared to a 4% change in spot rates in the prior corresponding period
The New Zealand weathertightness benefit increased:
• Due to favorable claims settlements
• Higher rate of claim resolution, fewer open claims and a continued
reduction in the number of new claims received
• Adjusted net operating profit increased 11%, largely due to a 21%
increase in operating segment adjusted EBIT, partially offset by an increase in adjusted income tax expense of US$4.4 million, other expense of US$1.4 million and gross interest expense of US$1.1 million.

PAGE
US$ Millions
9 Months
FY15
9 Months
FY14
% Change
Net sales  1,245.6 1,117.4 11
Gross profit  426.3 380.9 12
SG&A expenses  (176.7) (162.5) (9)
Research & development expenses  (24.1) (25.1) 4
Asbestos adjustments  96.9 126.2 (23)
EBIT  322.4 319.5 1
Net interest expense (3.5) (0.7)
Other (expense) income (3.9) 1.4
Income tax expense (51.4) (33.9) (52)
Net operating profit  263.6 286.3 (8)
Nine Months Ended 31 December
RESULTS – NINE MONTHS
19
Summary
Net sales increased 11%, favorably impacted by:
• Higher sales volumes; and
• Higher average net sales prices in local currencies
Gross profit margin increased 10 bps impacted by:
• Higher  average net sales prices
•
Partially offset by higher market prices of raw materials, and production inefficiencies largely experienced during 1H’15
SG&A expenses increased primarily due to:
• Higher compensation and  discretionary expenses
• Higher realized losses on foreign currency transactions caused by the strengthening of the US dollar
Non-operating expenses:
• Interest expense increased due to the use of our debt  facilities
• Other expenses reflects the impact of unrealized foreign
exchange and interest rate swap losses, largely in Q1’15
• Income tax expense increased  due to higher pre-tax earnings and a non-recurring favorable tax adjustment in the prior period.

PAGE
1   Includes AICF SG&A expenses and AICF interest income, net
RESULTS – NINE MONTHS (continued)
20
US$ Millions
9 Months
FY15
9 Months
FY14
% Change
Net operating profit 263.6 286.3 (8)
Asbestos:
Asbestos adjustments (96.9) (126.2) (23)
Other asbestos
1
0.9 (1.0)
New Zealand weathertightness claims (4.2) 0.7
Asbestos and other tax adjustments 0.7 (7.8)
Adjusted net operating profit 164.1 152.0 8
Nine Months Ended 31 December
Summary
Asbestos adjustments were due to:
• 11% change in the AUD / USD exchange rate from the beginning to the ending balance sheet date compared to a 14% change in spot rates in the prior corresponding period
The New Zealand weathertightness moved from an expense to a benefit due to:
• Favorable claims settlements
• Higher rate of claim resolution, fewer open claims and a
continued reduction in the number of new claims received
Adjusted net operating profit increased 8%, largely due to:
• 14% increase in operating segment adjusted EBIT
• Partially offset by higher net interest expense, higher other expense and a higher adjusted income tax expense

Gross Margin (US$M)
Gross Margin (%)

James Hardie

PAGE
GROSS PROFIT - GROUP
21
• Gross profit continues to remain strong, and consistent with the prior three year trend
• Price has improved as we continue to execute on pricing strategies and reduce pricing inefficiencies
• Production costs are higher as a result of the higher market prices for pulp, gas and silica raw materials
• Plant performance remains on a positive trend line
$96.2
$135.2
30.0%
34.8%
27.0
28.0
29.0
30.0
31.0
32.0
33.0
34.0
35.0
36.0
-
20.0
40.0
60.0
80.0
100.0
120.0
140.0
160.0
Q3 FY13 Q3 FY14 Q3 FY15

Quarterly US Input Costs

1,200
1,000
800
600
400
200
0
Pulp Prices
10
9
8
7
6
5
4
3
2
1
0
Cement, Gas and Electric Prices
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
Q2'13
Q3'13
Q4'13
Q1'14
Q2'14
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15
PULP
GAS
ELECTRIC
CEMENT

James Hardie

PAGE
US INPUT COSTS
Discussion:
• Input costs are up significantly over the prior
year, and beginning to flatten out or decrease
• The price of NBSK pulp remains near a three-
year peak
• The cost of gas and electric for industrial
users decreased to slightly above its
historical four year average
• We are engaged in effective sourcing
strategies to reduce the impact of increasing
market prices
22
The information underlying the table above is sourced as follows:
• Pulp – Cost per ton – from RISI
• Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration
• Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration
• Cement – Relative index from the Bureau of Labor Statistics

PAGE
1 Asia Pacific Fiber Cement EBIT excludes New Zealand weathertightness claims
US and Europe Fiber Cement EBIT summary:
• Quarter and nine month EBIT increased by 20% and 15%,
respectively, when compared to pcp
• The increase was driven by volume and price, partially
offset by higher production costs and SG&A
Asia Pacific Fiber Cement EBIT summary:
• Quarter and nine months EBIT increased 10% and 8%,
respectively compared to pcp
• EBIT in local currency for the quarter and nine months
increased 20% and 14%, respectively, compared to pcp
SEGMENT EBIT – 3
rd
QUARTER and NINE MONTHS
23
19.2
21.3
23.5
58.2
64.5
69.9
0
10
20
30
40
50
60
70
80
FY13 FY14 FY15
Asia Pacific Fiber Cement
1
Q3 EBIT
9 Months
30.4
53.1
63.5
124.7
179.8
206.3
0
50
100
150
200
250
FY13 FY14 FY15
US & Europe Fiber Cement
Q3 EBIT
9 Months

PAGE
1 Excludes Asbestos
2
The stock price appreciated 3.1% in Q3’15 compared to 16.3% in Q3’14. For the nine months ending 31 December 2014 the stock price depreciated 18.1% when compared to an appreciation of 10.9% in the nine months ending 31 December 2013
R&D summary:
• Continued broadly inline with historic trend
• Fluctuations reflect normal variation and timing in number of
R&D projects in process at any given period
General corporate cost, excluding asbestos:
• Results for the both the quarter and nine months results
increased due to higher :
• Discretionary expenses
• Foreign exchange losses, partially offset by;
• A decrease in stock compensation expenses driven
by changes in our share
price²
SEGMENT EBIT – 3
rd
QUARTER and NINE MONTHS
24
(6.8)
(6.4)
(6.1)
(19.1)
(18.0)
(19.7)
(25)
(20)
(15)
(10)
(5)
0
FY13 FY14 FY15
Research and Development
Q3 EBIT
9 Months
(8.2)
(12.8)
(14.0)
(20.3)
(30.9)
(33.3)
(35)
(30)
(25)
(20)
(15)
(10)
(5)
0
FY13 FY14 FY15
General Corporate Costs
1
Q3 EBIT
9 Months

1.20
1.10
1.00
0.90
0.80
0.70
0.60
AUD/USD Exchange Rate
31 Mar 11
30 Jun 11
30 Sep 11
31 Dec 11
31 Mar 12
30 Jun 12
30 Sep 12
31 Dec 12
31 Mar 13
30 Jun 13
30 Sep 13
31 Dec 13
31 Mar 14
30 Jun 14
30 Sep 14
31 Dec 14

√	
√	
√	√

James Hardie

PAGE
• Unfavorable impact from translation of Asia Pacific results
• Favorable impact on corporate costs incurred in Australian dollars
• Favorable impact from translation of asbestos liability balance
25
CHANGES IN AUD vs. USD
Earnings Balance Sheet
N/A
N/A

PAGE
1 Includes Asbestos adjustments, AICF SG&A expenses and AICF interest expense, net
2  Excludes  tax effects of Asbestos related adjustments New Zealand weathertightness and other tax adjustments
• 23.6% estimated adjusted effective tax rate (ETR) for
the year
• Adjusted income tax expense and adjusted ETR
increased due to changes in geographical mix of
earnings
• The difference between adjusted income tax expense
and income tax expense decreased primarily due to a
non-recurring receipt from the ATO, relating to
finalization of a disputed amended assessment, in the
previous period
• Income taxes are paid and payable in Ireland, the
U.S., Canada, New Zealand and the Philippines
• Income taxes are not currently paid or payable in
Europe (excluding Ireland) or Australia due to tax
losses. Australian tax losses primarily result from
deductions relating to contributions to AICF
INCOME TAX
26
Q3’15 Q3’14
9 Months
FY15
9 Months
FY14
Operating profit before taxes 124.7 95.6 315.0 320.2
Asbestos:
Asbestos adjustment
1
(54.8) (36.0) (96.0) (127.2)
NZ weathertightness claims (5.2)
(4.2)
(4.2) 0.7
Adjusted net operating profit
before taxes
64.7 55.4 214.8 193.7
Adjusted income tax expense
2
(16.1) (11.7) (50.7) (41.7)
Adjusted effective tax rate
24.9% 21.1%
23.6%
21.5%
Income tax expense (17.2) (3.4) (51.4) (33.9)
Income taxes paid 24.2 16.0
Income taxes payable 3.3 4.7
Three and Nine Months ended 31 December

PAGE
1
CASHFLOW
27
1 Includes Asbestos Adjustments and changes in asbestos-related assets and liabilities
(US$ Millions)
9 Months FY
2015
9 Months FY
2014
Change (%)
EBIT 263.6 286.3 (8)
Asbestos related
1
(94.8) (129.5) (27)
Annual AICF contribution (113.0) -
Depreciation & Amortization 52.0 46.2 13
Working Capital 4.7 31.1 (85)
Other non-cash items (8.4) 20.6
Cash Flow from Operations 104.1 254.7 (59)
Capital Expenditures (241.0) (67.9)
Acquisition of a business - (4.1)
Free Cash Flow (136.9) 182.7
Dividends Paid (355.9) (163.6)
Net proceeds from long-term debt 390.0 -
Share related activities (5.6) 11.1
Free Cash Flow after Financing Activities  (108.4) 30.2
• Adjusted EBIT increased US$27.8 million
compared to pcp
• Cash flow from operations includes US$113.0
million contribution to AICF paid in 2Q15
• Higher use of working capital primarily driven
by inventory:
• Raw materials
• Inventory at the Fontana plant
commissioned during nine month FY15
• Traditional seasonality
• Capital expenditure includes plant capacity
expansions and land purchases at Tacoma
and Rosehill facilities
• US$390 million gross debt position as of Q3’15

PAGE
CAPEX
28
• Continuing to invest in capacity expansion in
the U.S. and Australia
• Construction on brownfield capacity projects
nearing completion:
• Plant City, FL
• Cleburne, TX
• Carole Park, Australia
• Opportunistic land purchases completed at
Tacoma (US) and Rosehill (Australia) sites.
• Maintenance and other CAPEX consistent with
historical trend
$65.4
$88.9
$86.7
CAPEX Spend - 9 Months FY15
Land Capacity Maintenance & Other

PAGE
FINANCIAL MANAGEMENT SUPPORTING GROWTH
29
1 2 3
Strong Financial
Management
Disciplined Capital
Allocation
Liquidity and
Funding
Strong margins and
operating cash flows
Strong governance and
transparency
Investment-grade
financial management
Investing in R&D and capacity
expansion to support organic
growth
Maintain ordinary dividends
within the defined payout ratio
Flexibility for:
•
Accretive and strategic
inorganic opportunities
•
Withstand market cycles
•
Consider further
shareholder returns
when appropriate
~$590 million of bank
facilities, 44% liquidity as
of Q3’15
2.7 year weighted average
debt maturity
Completed the sale of
US$325 million 8 year
5.875% senior unsecured
notes
Conservative leveraging of
balance sheet within 1-2
times adjusted EBITDA
target
Financial management consistent with an investment grade credit.
Ability to withstand market cycles and other unanticipated events.

PAGE
Liquidity Profile
30
• Strong balance sheet position:
• $62.3 million of cash
• $590 million of bank debt facilities
• 44% liquidity as of Q3’15
• As of Q3’15, we had net debt of US$327.7 million
compared to net cash of US$167.5 million at Q4’14
• Subsequent to 3Q’15, completed the sale of US$325
million senior unsecured notes in the U.S. high yield
market
• 8 year maturity, interest at 5.875% p.a.
• Net Debt within target range of 1-2 times EBITDA
excluding asbestos
• We remain in compliance with all debt covenants
1 Debt maturities as at 3Q’15 were as follows: US$50 million in Q4’16, US$150 million in Q1’17, US$100 million in Q1’18, US$125 million Q3’18,
US$40 million in Q4’19 and US$125 million in Q1’20.
Liquidity Profile Nine Months FY15
Cash US$62.3 million
Total Combined Bank Facilities US$590.0 million
Drawn Babk Facilities US$390.0 million
Undrawn Bank Facilities US$200.0 million
Weighted Average Interest Rate of Drawn Facilities 1.5%
Fixed / Floating Interest Ratio 32% fixed
Weighted Average Term 2.7 years
$0
$50
$150
$225
$40
$125
FY'15 FY'16 FY'17 FY'18 FY'19 FY'20
Debt Maturity Profile
1

PAGE
• For the nine months, New Zealand weathertightness moved from an expense of US$0.7 million to a benefit of US$4.2 million. The benefit was largely due to:
• Favorable claims settlements
• Fewer open claims at the end of the period and a continued reduction in the number of new claims
• Higher rate of claim resolution
• A continued reduction in the number of new claims received
• At 31 December 2014 and 31 March 2014, the provision for NZ weathertightness, net of anticipated third-
party recoveries was US$2.4 million and US$12.7 million, respectively
NEW ZEALAND WEATHERTIGHTNESS CLAIMS
31
-
5.0
10.0
15.0
20.0
25.0
Q2'13 Q3'13 Q4'13 Q1'14 Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15
NZ Weathertightness Provision

PAGE
ASBESTOS FUND – PROFORMA (unaudited)
32
Claims Data
• For the quarter and nine months ended 31 December
2014, we note the following related to asbestos claims:
• Claims received during both Q3’15 and nine months
were 11% above actuarial estimates
• Claims received during Q3’15 and nine months were
10% and 7% higher than the pcp, respectively
• The higher reported mesothelioma claims experience
noted during FY’14 has continued for the nine months
ending 31 December 2014
• Average claim settlement for the nine months is down
5% versus the pcp and down 15% versus actuarial
estimates. Average claim settlement sizes are
generally lower across all disease types compared to
actuarial expectations for fiscal 2015
• Actual dollars paid in compensation was 1% above
the pro-rated nine month actuarial estimate
A$ millions
AICF cash and investments - 31 March 2014 65.5
Contribution to AFFA by James Hardie 119.9
Insurance recoveries 27.8
Loan Repayments (51.0)
Interest income, net 1.2
Claims paid (112.9)
Operating costs (3.4)
Other 1.7
AICF cash and investments - 31 December 2014 48.8

PAGE
• Group net sales increased 10% and 11% for the quarter and nine months respectively, when compared to the prior corresponding periods
• Group adjusted net operating profit increased 11% for the quarter and 8% for the nine months when compared to the prior corresponding periods
• Higher volumes and net sales for the nine months across our USA and Europe and Asia Pacific Fiber Cement segments
• We are yet to see the anticipated accelerated growth in the US residential market
• Continuing to invest in high return organic growth:
• Investing in organizational capability
• Continuing to invest in capacity expansion across our US and Australian businesses
• We continue to expect our full year USA and Europe Fiber Cement segment EBIT margin to remain within our target range of 20% to 25%
SUMMARY
33

QUESTIONS

APPENDIX

PAGE
FINANCIAL SUMMARY
1 Asia Pacific Fiber Cement EBIT excludes New Zealand weathertightness claims  benefit of US$5.2 million and  US$4.2 million in Q3 ‘15 and Q3’14, respectively and
US$4.2 million benefit and US$0.7 million in expense, in the nine months of the current fiscal year and nine months of the prior fiscal year, respectively
36
US$ Millions Q3 '15 Q3 '14 % Change
9 Months
FY15
9 Months
FY14
% Change
Net Sales
USA and Europe Fiber Cement 294.5 $     262.6 $     12 951.4 $     839.4
$
13
Asia Pacific Fiber Cement 93.9 90.6 4 294.2 278.0 6
Total Net Sales 388.4 $     353.2 $     10 1,245.6 $  1,117.4 $  11
EBIT - US$ Millions
USA and Europe Fiber Cement 63.5 $       53.1 $       20 206.3 $     179.8 $     15
Asia Pacific Fiber Cement
1
23.5 21.3 10 69.9 64.5 8
Research & Development (6.1) (6.4) 5 (19.7) (18.0) (9)
General corporate costs excluding asbestos (14.0) (12.8) (9) (33.3) (30.9) (8)
Adjusted EBIT 66.9 $       55.2 $       21 223.2 $     195.4 $     14
Net interest expense excluding AICF interest income (2.0) (1.0) - (4.5) (3.1) (45)
Other (expense) income (0.2) 1.2 (3.9) 1.4
Adjusted income tax expense (16.1) (11.7) (38) (50.7) (41.7) (22)
Adjusted net operating profit 48.6 $       43.7 $       11 164.1 $     152.0 $     8
Three and Nine Months ended 31 December

PAGE
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses, and New Zealand weathertightness claims
KEY RATIOS
37
9 Months FY15 9 Months FY14 9 Months FY13
EPS (Diluted)
1
(US Cents)
37c 34c 25c
EBIT/ Sales (EBIT margin)
2
17.9% 17.5% 14.5%
Gearing Ratio
1
20.3% (13.4)% (13.9)%
Net Interest Expense Cover
2
49.6x 63.0x 43.6x
Net Interest Paid Cover
2
106.3x 65.1x 110.8x
Net Debt Payback
0.8yrs - -
9 Months Ended 31 December

PAGE
1 Asia Pacific Fibre Cement EBIT excludes New Zealand weathertightness benefit of US$5.2 million and  US$4.2 million in Q3’15 and Q3’14, respectively
2 EBITDA excluding Asbestos Adjustments and New Zealand weathertightness
EBITDA – 3
rd
QUARTER
38
US$ Millions Q3'15 Q3'14 % Change
EBIT
USA and Europe Fiber Cement $             63.5 $                53.1 20
Asia Pacific Fiber Cement
1
23.5 21.3 10
Research & Development (6.1) (6.4) 5
General corporate excluding asbestos and ASIC expenses (14.0) (12.8) (9)
Depreciation and Amortisation
USA and Europe Fiber Cement 15.6 13.5 16
Asia Pacific Fiber Cement 2.3 2.1 10
EBITDA
2
84.8 70.8 20
Asbestos adjustments 54.9 35.8 53
AICF SG&A expenses (0.6) (0.4) (50)
New Zealand weathertightness claims 5.2 4.2 24
Total EBITDA $            144.3 $             110.4 31
Three Months ended 31 December

PAGE
EBITDA – NINE MONTHS
39
1 Asia Pacific Fibre Cement EBIT excludes New Zealand weathertightness benefit of US$4.2 million and expense of US$0.7 million in the nine months of the current fiscal year and the nine months of the prior fiscal year, respectively
2 EBITDA excluding Asbestos Adjustments and New Zealand weathertightness
US$ Millions
9 Months
FY15
9 Months
FY14
% Change
EBIT
USA and Europe Fiber Cement $            206.3 $             179.8 15
Asia Pacific Fiber Cement
1
69.9 64.5 8
Research & Development (19.7) (18.0) (9)
General corporate excluding asbestos and ASIC expenses (33.3) (30.9) (8)
Depreciation and Amortisation
USA and Europe Fiber Cement 45.2 40.1 13
Asia Pacific Fiber Cement 6.8 6.1 11
EBITDA
2
275.2 241.6
14
Asbestos adjustments 96.9 126.2 (23)
AICF SG&A expenses (1.9) (1.4) (36)
New Zealand weathertightness claims 4.2 (0.7)
Total EBITDA $            374.4 $             365.7 2
Nine Months ended 31 December

PAGE
NET INTEREST (EXPENSE) INCOME
40
US$ Millions Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
Gross interest expense
$             (2.1) $              (1.0) $             (4.8) $              (3.0)
Capitalised interest
0.4 0.6
Interest income
0.1 0.2 0.4 0.4
Realised loss on interest rate swaps
(0.4) (0.2) (0.7) (0.5)
Net interest expense excluding AICF interest
income
(2.0) (1.0) (4.5) (3.1)
AICF net interest income
0.5 0.6 1.0 2.4
Net interest (expense) income
$             (1.5) $              (0.4) $             (3.5) $              (0.7)
Three and Nine Months Ended 31 December

PAGE
DEFINITIONS AND OTHER TERMS
This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and
Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
41

PAGE
DEFINITIONS AND OTHER TERMS
Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s
Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:
42
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT* Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-US GAAP descriptions used by Australian companies.

PAGE
DEFINITIONS AND OTHER TERMS
EBIT margin –
EBIT margin is defined as EBIT as a percentage of net sales.
Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf
–
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity adjusted for asbestos and AICF related items
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on capital employed – EBIT divided by gross capital employed
43

PAGE
Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
NON-US GAAP FINANICAL MEASURES
44
US$ Millions
Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
EBIT 126.4 $          94.8 $            322.4 $          319.5 $
Asbestos:
Asbestos adjustments (54.9) (35.8) (96.9) (126.2)
AICF SG&A expenses 0.6 0.4 1.9 1.4
New Zealand weathertightness claims (5.2) (4.2) (4.2) 0.7
Adjusted EBIT 66.9 55.2 223.2 195.4
Net sales 388.4 $          353.2 $          1,245.6 $       1,117.4 $
Adjusted EBIT margin
17.2% 15.6% 17.9% 17.5%
Three and Nine Months Ended 31 December

PAGE
Adjusted Net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
NON-US GAAP FINANICAL MEASURES
45
US$ Millions
Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
Net operating profit 107.5 $           92.2 $             263.6 $           286.3 $
Asbestos:
Asbestos adjustments (54.9) (35.8) (96.9) (126.2)
AICF SG&A expenses 0.6 0.4 1.9 1.4
AICF interest income, net (0.5) (0.6) (1.0) (2.4)
New Zealand weathertightness claims (5.2) (4.2) (4.2) 0.7
Asbestos and other tax adjustments 1.1 (8.3) 0.7 (7.8)
Adjusted net operating profit
48.6 $             43.7 $             164.1 $           152.0 $
Three and Nine Months Ended 31 December

PAGE
Adjusted Diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under
US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
46
NON-US GAAP FINANICAL MEASURES
Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
Adjusted net operating profit (US$ millions) 48.6 $            43.7 $            164.1 $          152.0 $
Weighted average common shares outstanding -
Diluted (millions)
445.9 445.2 445.9 444.2
Adjusted diluted earnings per share (US cents) 11 10 37 34
Three and Nine Months Ended 31 December

PAGE
Adjusted effective tax rate on earnings – Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
47
NON-US GAAP FINANICAL MEASURES
US$ Millions
Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
Operating profit before income taxes 124.7 $          95.6 $            315.0 $          320.2 $
Asbestos:
Asbestos adjustments (54.9) (35.8) (96.9) (126.2)
AICF SG&A expenses 0.6 0.4 1.9 1.4
AICF interest expense, net (0.5) (0.6) (1.0) (2.4)
New Zealand weathertightness claims (5.2) (4.2) (4.2) 0.7
Adjusted operating profit before income
taxes 64.7 $            55.4 $            214.8 $          193.7 $
Income tax expense  (17.2) $           (3.4) $             (51.4) $           (33.9) $
Asbestos-related and other tax adjustments 1.1 (8.3) 0.7 (7.8)
Adjusted Income tax expense (16.1) $           (11.7) $           (50.7) $           (41.7) $
Effective tax rate   13.8% 3.6% 16.3% 10.6%
Adjusted effective tax rate 24.9% 21.1% 23.6% 21.5%
Three and Nine Months Ended 31 December

PAGE
Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
NON-US GAAP FINANICAL MEASURES
48
US$ Millions
Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
EBIT 126.4 $           94.8 $             322.4 $           319.5 $
Depreciation and amortization 17.9 15.6 52.0 46.2
Adjusted EBITDA 144.3 $           110.4 $           374.4 $           365.7 $
Three and Nine Months Ended 31 December

PAGE
Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
NON-US GAAP FINANICAL MEASURES
49
US$ Millions
Q3 FY15 Q3 FY14
9 Months
FY15
9 Months
FY14
Selling, general and administrative expenses 56.0 $              53.8 $              176.7 $          162.5 $
Excluding:
New Zealand weathertightness claims benefit (expense) 5.2 4.2 4.2
(0.7)
Adjusted selling, general and administrative expenses  61.2 $
58.0
$              180.9 $          161.8 $
Net Sales 388.4 $            353.2
$
1,245.6 $       1,117.4 $
Selling, general and administrative expenses as a
percentage  of net sales
14.4% 15.2% 14.2% 14.5%
Adjusted selling, general and administrative expenses
as a percentage of net sales
15.8% 16.4% 14.5% 14.5%
Three and Nine Months Ended 31 December

Q3 FY15 MANAGEMENT PRESENTATION 20 February 2015